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                               May 23, 2024

       Lau Chi Fung
       Chief Executive Officer
       CTRL Group Limited
       Unit F, 12/F, Kaiser Estate Phase 1,
       41 Man Yue Street
       Hunghom, Kowloon, Hong Kong

                                                        Re: CTRL Group Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed May 14, 2024
                                                            File No. 333-277979

       Dear Lau Chi Fung:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 25, 2024 letter.

       Amendment No. 1 to Registration Statement on Form F-1 filed May 14, 2024

       Executive Compensation, page 89

   1. Revise to update this discussion for the fiscal year ended March 31, 2024, consistent with
                                                        Item 6.B. of Form 20-F.
This comment also applies to your related party transaction
                                                        disclosure on page 91.
Refer to Item 7.B. of Form 20-F.
       General

   2. We note that you are registering for resale the shares that your existing shareholder Shum
                                                        Tsz Cheung sold to
certain selling shareholders in February 2024. Please advise as to (i)
                                                        why your controlling
shareholder determined to sell shares in February, the relationship of the shareholders to
your controlling shareholder and how the price was determined, (ii)
                                                        why the resale offering
is being registered at this time, (iii) whether the resale offering is
 Lau Chi Fung
CTRL Group Limited
May 23, 2024
Page 2
      being registered at this time to satisfy any Nasdaq listing requirements,
(iv) how you
      determined the number of ordinary shares being registered in connection with the resale offering, (v) how the selling shareholders were selected to participate in this resale offering, and (vi) why you and the underwriter believe the you will be able to successfully place the securities to be sold in the initial public offering and facilitate the creation of a public market in your securities, despite the availability of the shares that the selling shareholders could attempt to offer and sell into such market once trading commences, all with a view to understanding whether the resale portion of the offering should be deemed an indirect primary being conducted by or on behalf of the issuer. Refer to Question
      612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.
3.    We note your disclosure on the resale prospectus cover page that "the
Selling
      Shareholders will sell at a price between US$[_] and US$[_] per Ordinary Share, the price at which we sell shares in our public offering," as well as your disclosure that "[n]o sales of the Ordinary Shares covered by this prospectus shall occur until after the closing of our initial public offering." Please revise to ensure consistency throughout the prospectus and clarify that sales will not occur until after the completion of your initial public offering, if true, and that such sales will occur at "prevailing market prices or in negotiated transactions . . . ," as you indicate. In this regard, we further note your disclosure on page
      Alt-5 of the agreed-upon lock-up period with the selling shareholders, which appears to require a trading market on Nasdaq in the event that the selling shareholders sell their shares prior to the expiration of the lock-up period.

      Additionally, on the resale prospectus cover page, please include a placeholder for the initial public offering price of your ordinary shares and the most recent trading price of your ordinary shares on Nasdaq. Also confirm that you will include such information in the Rule 424(b) prospectus filed in connection with the resale offering. Refer to
      Instruction 2 to Item 501(b)(3) of Regulation S-K.
       Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any other questions.



                                                              Sincerely,
FirstName LastNameLau Chi Fung
                                                              Division of
Corporation Finance
Comapany NameCTRL Group Limited
                                                              Office of Trade &
Services
May 23, 2024 Page 2
cc:       Eric Mendelson, Esq.
FirstName LastName